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                        Chicago Rivet & Machine Co. Logo

                                                                  March 16, 2000

To Our Shareholders:

     We invite you to tender your shares of our common stock for purchase by Chicago Rivet. We are offering to purchase up to 225,000 shares at a price not greater than $23.00 nor less than $20.00 per share, net to the seller in cash, without interest, as specified by tendering shareholders.

     We will determine a single per share price that we will pay for shares validly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price that will allow us to buy 225,000 shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered. All shares acquired in the offer will be acquired at the same purchase price.

     Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The offer will expire at 5:00 P.M., New York City time, on Friday, April 14, 2000, unless we extend it.

     Neither Chicago Rivet nor its Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you may choose to tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. Our directors and executive officers have advised us that they do not intend to tender any shares in the offer.

     If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed materials.

     If you have any questions regarding the offer or need assistance in tendering your shares, please contact Georgeson Shareholder Communications Inc., the Information Agent for the offer, at (800) 223-2064.

                                          J.A. Morris Signature
                                          John A. Morrissey
                                          Chairman and Chief Executive Officer